TEO Foods Inc.
455 54th Street, Suite 102
San Diego, CA 92114

Date:	October 22, 2018

To:	Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Subject:	Request for Acceleration of Effectiveness

Reference:	TEO Foods Inc.
Registration Statement on Form S-1 submitted August 13, 2018, as amended
File No. 333-226801

Ladies and Gentlemen:

TEO Foods Inc. (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-226801), as amended, so that it may become effective at 4:00 p.m. Eastern on October 25, 2018, or as soon as practicable thereafter.

      The Registrant understands that:

•
should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please contact me anytime at 619-758-1973.

Very truly yours,

By: /s/ Jeffrey Mackay
Jeffrey Mackay
CEO, President, Teo Foods Inc.